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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

XOMA Ltd.

(Name of Issuer)

common, 0.01 par value per share

(Title of Class of Securities)

G9825R107

(CUSIP Number)

Monday, October 01, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. g9825R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 6,766,155

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 6,766,155

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,766,155

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.14% (Based upon 131,754,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. g9825R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,770,014

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,770,014

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,014

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.62% (Based upon 131,754,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. g9825R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 50,000

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 50,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .04% (Based upon 131,754,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. g9825R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,946,141

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,946,141

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,946,141

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.48% (Based upon 131,754,000 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer XOMA Ltd.
	(b)	Address of Issuers Principal Executive Offices 2910 Seventh Street, Berkley, CA, 94710

Item 2.
	(a)	Name of Person Filing Raj Rajaratnam Galleon Management, L.P. Galleon International Management, LLC Galleon Special Opportunities Management, LLC
	(b)	Address of Principal Business Office or, if none, Residence For Galleon Management, L.P.: 590 Madison Avenue, 34th Floor New York, NY 10022

For each Reporting Person other than Galleon Management, L.P.: c/o Galleon Management, L.P. 590 Madison Avenue, 34th Floor New York, NY 10022
	(c)	Citizenship

For Raj Rajaratnam: United States For Galleon Management, L.P.: Delaware For Galleon International Management, LLC: Delaware For Galleon Special Opportunities Management, LLC : Delaware
	(d)	Title of Class of Securities common, $0.01 par value per share
	(e)	CUSIP Number G9825R107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (I5 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Item 4.	Ownership.

With respect to the beneficial ownership of the reporting person, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.
Identification and Classification of Members of the Group
Not Applicable

Item 9.
Notice of Dissolution of Group
Not Applicable

Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wednesday, October 10,2007
Date

RAJ RAJARATNAM, for HIMSELF;
For GALLEON MANAGEMENT, L.P., as the Managing
Member of its General Partner, Galleon Management, L.L.C.;
For GALLEON INTERNATIONAL MANAGEMENT LLC,
as its Managing Member;
For GALLEON SPECIAL OPPORTUNITIES
MANAGEMENT, L.L.C., as its Managing Member;

Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.in this statement is true, complete and correct.

RAJ RAJARATNAM, for HIMSELF;
For GALLEON MANAGEMENT, L.P., as the Managing
Member of its General Partner, Galleon Management, L.L.C.;
For GALLEON INTERNATIONAL MANAGEMENT LLC,
as its Managing Member;
For GALLEON SPECIAL OPPORTUNITIES
MANAGEMENT, L.L.C., as its Managing Member;